Exhibit 99.1

NOTICE TO THE MARKET

JBS NEW US$2.65 BILLION GLOBAL REVOLVING CREDIT FACILITY

JBS S.A. (“JBS S.A.” or the “Company”) and JBS N.V. (“JBS N.V.”) – NYSE: JBS, B3: JBSS32, hereby informs its shareholders and the market in general, in accordance with Brazilian Securities and Exchange Commission Resolution No. 44, dated August 23, 2021, as amended, that JBS N.V., together with certain of its subsidiaries, including the Company, entered into the Sixth Amendment to Credit Agreement and Restatement Agreement (the “Sixth Amendment”), which amended and restated the Revolving Syndicated Facility Agreement, originally dated as of November 1, 2022 (as amended and restated by the Sixth Amendment, the “Amended Credit Agreement”). The Amended Credit Agreement provides for a senior unsecured revolving credit facility in an aggregate principal committed amount of up to US$2.65 billion, which is available in multiple currencies. The Amended Credit Agreement matures in 2031, with the possibility of renewal for an additional 2 years with the consent of the lenders.

Through the Sixth Amendment, JBS N.V. and its subsidiaries, including the Company, have expanded the total availability under the group’s revolving credit facilities by US$650 million, from US$3.5 billion to US$4.2 billion. The expansion of the revolving credit facility is another important step in the Company’s financial management, reinforcing its total liquidity.

Amstelveen, August 5, 2026.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer